Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-125727

Prospectus Supplement No. 1
to Prospectus dated August 12, 2005

12,231,106 Shares of Common Stock

SOLOMON TECHNOLOGIES, INC.

We are supplementing the prospectus dated August 12, 2005, covering up to 12,231,106 shares of our common stock, par value $0.001 per share, which may be offered for sale from time to time by the selling stockholders named in the prospectus.

This prospectus supplement supplements information contained in the prospectus dated August 12, 2005. This prospectus supplement should be read in conjunction with the prospectus dated August 12, 2005, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated August 12, 2005.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS DATED AUGUST 12, 2005.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 10, 2006.

 Special Note Regarding Forward-Looking Statements

This prospectus supplement contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources.

Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to:

•	industry competition, conditions, performance and consolidation,

•	legislative and/or regulatory developments,

•	the effects of adverse general economic conditions, both within the United States and globally,

•	any adverse economic or operational repercussions from recent terrorist activities, any government response thereto and any future terrorist activities, war or other armed conflicts, and

•	other factors described under “Risk Factors” beginning on page 3 of the prospectus dated August 12, 2005.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Recent Developments

Recapitalization

On February 15, 2006, we completed a recapitalization of our Series A preferred stock whereby each outstanding share of Series A preferred stock and all accrued and unpaid dividends thereon were converted into five shares of common stock. Of these five shares, one share is covered by the registration statement of which the prospectus dated August 12, 2005, as supplemented by this prospectus supplement, forms a part. At the time of the recapitalization there were 3,071,474 shares of Series A preferred stock outstanding. These shares were converted into 15,357,370 shares of common stock. In addition, on February 15, 2006, warrants to purchase an aggregate of 4,646,474 shares of common stock at an exercise price of $1.00 per share were exchanged by the warrant holders for an aggregate of 2,323,237 shares of common stock, and on March 3, 2006, warrants to purchase an aggregate of 750,000 shares of common stock at an exercise price of $1.00 per share were exchanged by the warrant holders for an aggregate of 375,000 shares of common stock. The warrants were held principally by the individuals and entities that had held the Series A preferred stock. All of the shares issued upon exchange of the warrants are covered by the registration statement of which the prospectus dated August 12, 2005, as supplemented by this prospectus supplement, forms a part. The recapitalization and warrant exchange were effected on the basis of an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

Prior to the recapitalization, Woodlaken LLC, a Connecticut limited liability company, served as the representative of the holders of the Series A preferred stock. Woodlaken had held an irrevocable proxy from each holder of Series A preferred stock to vote such holder’s shares of Series A preferred stock for directors and on other matters on which the Series A preferred stock was entitled to vote. Woodlaken was able to elect a majority of our board of directors and exercise significant influence over all matters requiring stockholder approval, including the approval of significant corporate transactions. As a result of the recapitalization, the proxies held by Woodlaken terminated.

Primarily as a result of the recapitalization and the warrant exchange, and our issuance of an aggregate of 172,414 additional shares of common stock upon the conversion of shares of our Series B preferred stock, as of March 10, 2006, there were 27,178,839 shares of our common stock outstanding and held of record by 597 persons.

New Business Strategy

The focus of our business since inception has been the development, manufacture, licensing and sale of fully integrated electric power drive systems. We intend to expand the licensing, manufacture and sale of electric power systems, including those incorporating hybrid and regenerative technologies, and the licensing and manufacture of our Electric Wheel® and Electric Transaxle™ for automotive, hybrid and all-electric vehicle applications. Our goal is to become a leader in the manufacture, licensing and sale of electric power systems for specialized high value original equipment manufacturers.

As part of our new business strategy, we intend to grow our business through licensing of our proprietary and patented technologies and through the acquisition of businesses that fit our strategy. We are identifying licensing opportunities that leverage our existing or acquired knowledge and provide substantial positive current financial impact while we also aggressively pursue infringers of our existing patents. We are also identifying acquisition targets that augment our existing intellectual property, marketing channels and human resources and provide strong cash flow. We cannot assure you, however, that we will be able to identify licensing opportunities and acquisition targets that meet these goals, or if we identify such opportunities or targets that we will be able to take full advantage of them.

On December 15, 2005, we signed a letter of intent to acquire Technipower LLC, a Danbury, Connecticut based manufacturer of power supplies and related equipment for the defense, aerospace and commercial sectors. The letter of intent contemplates that we will purchase Technipower for $3 million in cash and common stock valued at $2.4 million. The purchase price will be subject to increase or decrease based on changes in Technipower’s working capital between October 31, 2005 and the closing date. We will also assume Technipower’s revolving credit facility as part of the transaction. The transaction is subject to the negotiation and execution of a definitive purchase agreement and the satisfaction of various closing conditions, including a due diligence investigation and the negotiation and execution of agreements with Technipower personnel. While no assurances can be given as to when the acquisition may close, we currently anticipate that the acquisition will close during the second quarter of this year. Three of our directors, Gary Laskowski, Jonathan Betts and Michael D’Amelio, hold indirect ownership interests in Technipower. Our board of directors has formed an independent committee to negotiate the documentation of the transaction and ultimately approve or disapprove the transaction on our behalf.

In order to fund the cash component of the purchase price for the Technipower acquisition and other possible acquisitions we intend to effect one or more private sales of equity or debt securities. We have not yet determined the terms or amount of the securities to be sold. However, any such securities will be offered and sold without registration under the Securities Act and may not be reoffered or resold by the purchasers in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Toyota Litigation

On September 12, 2005, we filed a lawsuit against Toyota Motor Corporation, Toyota Motor Sales U.S.A., Inc. and Toyota Motor Manufacturing North America in the United States District Court for the Middle District of Florida, Tampa Division, Tampa, Florida for infringement of our Electric Wheel patent. In the lawsuit we allege that the hybrid transmission drive in the Toyota Prius and Highlander infringes a number of claims contained in our U.S. Patent No. 5,067,932 and we are asking for an injunction barring further infringement as well as damages for the unauthorized use of our patent by Toyota and its affiliates.

On November 22, 2005, we entered into an agreement with Oliver Street Finance LLC in which Oliver Street agreed to provide funding to us to prosecute this litigation. Oliver Street agreed to pay all legal fees and out-of pocket expenses billed by our special patent counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in connection with the litigation and approved by us in exchange for a portion of any recovery that we receive in the litigation equal to the greater of 40% of the recovery or the actual amount of legal fees and expenses Oliver Street pays on our behalf. Michael D’Amelio, a vice president and director of our company, is also affiliated with Oliver Street.

On January 10, 2006, we filed a complaint with the United States International Trade Commission (ITC) in Washington D.C. seeking an exclusion order prohibiting the importation of infringing technology. On or about February 8, 2006, the ITC instituted an investigation based on our complaint. The ITC acts as an administrative investigative body to determine, among other things, whether or not goods imported into the United States infringe U.S. patents. If we are successful in our ITC action, Toyota could be prohibited from importing into the United States infringing combination motor and transmission systems and those products containing such systems, including the Toyota Prius and Highlander models.

Other Developments

Since August 2005 we have increased our borrowings from four of our principal stockholders to $950,000. This indebtedness is secured by a lien on all of our tangible and intangible assets. Our board of directors has authorized us to borrow up to an additional $650,000.